FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Branch, Scott J. (Last) (First) (Middle) 220 E. Central Parkway Suite 2060 (Street) Altamonte Springs, FL 32701 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 12/06/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

International Assets Holding Corporation
IAAC

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     President
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Series A Preferred	02/24/2003 /	Common / 367,647	$1.70	D
Series A Preferred	02/24/2003 /	Common / 367,647	$1.70	I	By Spouse
Common Stock Option	12/06/2003 / 12/06/2012	Common / 142,500	$2.50	D
Explanation of Responses:

Series A Preferred is non-voting and non-convertible. Shareholders will be asked to approve a provision to convert the preferred shares into common shares at the annual meeting in February, 2003. This information is voluntarily reported earlier than required.

Options are granted to employee by issuer. 76,923 options become exercisable on 12/06/2003; the remaining 65,577 options become exercisable on 12/06/2004.

By: /s/ Scott J. Branch 12/11/2002 ** Signature of Reporting Person Date SEC 1473 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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